12 Hammersmith Grove London, W6 7AP United Kingdom Tel: +44 (0) 203 457 6900

Division of Corporate Finance

Office of Life Sciences

Attention: Vanessa Robertson, Kevin Vaughn

United States Securities and Exchange Commission

Washington, D.C. 20549

December 22, 2025

Re: Silence Therapeutics plc

Form 10-K for the fiscal year ended December 31, 2024

File No. 001-39487

Dear Vanessa Robertson:

We have reviewed your letter requesting further disclosure of research and development expenses on a program-by-program basis for our development programs.

As requested, we will further break out research and disclosure expenses on a program-by-program basis for our clinical development candidates. We will include this additional disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation when we report our next Form 10-K for fiscal year ended December 31, 2025.

Sincerely,

/s/ Rhonda Hellums

Rhonda Hellums

Chief Financial Officer

Silence Therapeutics plc

Silence Therapeutics Plc. Company number 02992058, Registered in England

Registered Office: 27 Eastcastle Street, London, W1W 8DH. VAT number: GB 567 158 11

Confidential data (L2). Printed copies are uncontrolled and must be destroyed after use.